Exhibit 99.1

B Communications’ Third Quarter Earnings Release Scheduled for November 20, 2018

Ramat-Gan, Israel November 12, 2018, B Communications Ltd. (NASDAQ/TASE: BCOM), today announced that it will release its Third quarter results for 2018, on Tuesday, November 20, 2018.

About B Communications:

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in in Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following websites:

www.eurocom.co.il;

www.igld.com;

www.bcommunications.co.il;

www.ir.bezeq.co.il;

For further information, please contact:

Yaniv Salomon – IR Manager

Yaniv@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman-Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620